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                             November 29, 2021

       Ronny Yakov
       Chief Executive Officer
       The OLB Group, Inc.
       200 Park Avenue, Suite 1700
       New York, NY 10166

                                                        Re: The OLB Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2021
                                                            File No. 333-261153

       Dear Mr. Yakov:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed November 17, 2021

       General

   1. We note that the Form 8-K filed on August 26, 2021, does not appear to have been timely filed, given that it
relates to an event that occurred on August 18, 2021. Accordingly, it does not appear that
you meet the eligibility requirements set forth in General Instruction
                                                        I.A.3(b) of Form S-3.
Please explain to us why you believe you are eligible to file on
                                                        Form S-3, or amend your
registration statement on an appropriate form.
 Ronny Yakov
FirstName LastNameRonny   Yakov
The OLB Group,  Inc.
Comapany 29,
November  NameThe
              2021 OLB Group, Inc.
November
Page 2    29, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Samuel Katz